THE COMPANY

1. Name of issuer: humNET, Inc. **Company Name Clarification:** Throughout this document, references to "**hūmNET**" refer to the overall operations of **humNET, Inc**. For branding and marketing purposes, the name is styled as **hūmNET.**

ELIGIBILITY

2. ☑Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐Yes ☑No

Explain: We are in our first year and this is our first RegCF.

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Response: We have not formed a board of directors yet. Our goal is to establish a board within the next 12 - 18 months. We are actively seeking individuals with expertise in technology, mental health, and startup growth to join our board.

While we are in the process of forming our official board of directors, humNET benefits from the guidance of several advisors, including:

Craig Westling, DrPH, MPH, MS
Associate Dean for Health Sciences Education, Dartmouth Geisel School of Medicine

humNET Advisor - Academia, Research, Global Health
Dr. Westling leads health professions education programs at Dartmouth, focusing on program development, implementation, and innovation. His expertise spans population health, health policy, learning innovation, and clinical operations.

Eric Richardson
VP of Applied Research, MedRhythms

humNET Advisor - Digital Audio & Neuroscience
With over 30 years in R&D leadership, Eric specializes in medical technology and digital therapeutics. He led the development of clinical thinking algorithms and auditory neurostimulation systems, contributing to an FDA breakthrough product designation in 2020. Eric integrates biomechanics, audio engineering, and neuroscience to advance brain and mobility health solutions. He holds degrees from Dartmouth College and Berklee College of Music and is a Visiting Researcher at Boston University.

Terri Givens, Ph.D.
Professor of Political Science, University of British Columbia, Vancouver

humNET Advisor - Social Justice and Organizational Leadership
Dr. Givens brings over 30 years of experience in higher education, politics, and international affairs. She is the author of "Radical Empathy: Finding a Path to Bridging Racial Divides" and "The Roots of Racism." As a former Vice Provost at UT Austin and Provost of Menlo College, she develops leaders with a deep understanding of social justice. Dr. Givens guides humNET's product roadmap and outreach efforts in activism and communities of color, fostering organizational change through empathy.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Darren W. Mark
Title: Founder & CEO
Dates of Service: Jan 2024 - present
Responsibilities: Defines vision & strategy, leads executive team, engages stakeholders, drives innovation, shapes company culture, oversees growth & financial health, manages risks, and represents the company publicly.

Business Experience:

Employer: Tree-Free Greetings
Employer's principal business: Sustainable Greeting Card and Stationery Publisher
Title: Vice President & Creative Director
Dates of Service: Feb 2007 - Dec 2022
Responsibilities: Defined creative vision & strategy; spearheaded digital transformation and automation; led web development, brand development; supervised team of 16 hybrid artists, developed key partnerships with artists, clients, brand. Led brand transformation and growth to become top card line nationally in Whole Foods and Natural Grocery Coops.

Employer: The Invèntory, LLC, dba, the Språng Chair
Employer's principal business: Ergonomic Active Sitting Chair - manufacture and ecommerce sales via sprangchair.com
Title: Founder & Owner
Dates of Service: June 2016 - present
Responsibilities: R&D, strategy, production, ecommerce, patents, customer service, marketing.

Employer: Black River Innovation Campus
Employer's principal business: Regional Startup Accelerator
Title: Entrepreneur in Residence
Dates of Service: Jan 2024 - present
Responsibilities: Co-lead cohort incubator sessions; 1-on-1 mentorship with entrepreneurs in the cohort.

Name: Matt S. Walton

Title: COO
Dates of Service: Jan 2024 - present
Responsibilities: Ensures efficient and scalable day-to-day operations while driving the execution of strategic business plans and securing key partnerships. Leveraging his expertise from CLARE|MATRIX, he also acts as a subject matter expert in the recovery space, helping to build strong alliances and impactful solutions.

Business Experience:

Employer: CLARE|MATRIX

Employer's principal business: Substance Use Disorder and Mental Health Treatment
Title: CEO/Executive Director
Dates of Service: January 2024 - Present
Responsibilities: Executive Leadership

Employer: Self
Employer's principal business: Consulting
Title: Consultant
Dates of Service: January 2023 - December 2023
Responsibilities: Consulting

Employer: Datacast Technologies, Inc.
Employer's principal business: Cyber security for network communications
Title: Chief Business Development Officer
Dates of Service: June 2020 - Mar 2023
Responsibilities: Business Development. Helped launch Datacast Technologies, Inc as a provider of advanced out-of-band, multi-factor authentication cybersecurity solutions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Darren W. Mark	5,000,000 common	100%

Governance and Ownership Discussion

As of 11-6-2024, Darren W. Mark, our CEO and Founder, holds 100% of the voting shares of humNET, Inc. This concentrated ownership structure allows for quick decision-making and alignment of interests in the early stages of our company's growth.

The company has a verbal agreement with Matt Walton, our Chief Operating Officer, for up to 5% equity vesting over 3 years. This agreement has not yet been formally executed. We intend to formalize this agreement in the near future, which will result in some dilution of the CEO's ownership stake.

In addition, we have a verbal commitment to transition Craig Westling to an advisory board role with a small equity stake. This agreement has not yet been formalized or executed. The specific terms, including the amount of equity and vesting schedule, are still to be determined.

We recognize that as humNET grows, our governance structure will need to evolve. We are committed to implementing best practices in corporate governance as we scale. Our goals include:

- Establishing a formal Board of Directors, ideally within 12-18 months of completing our RegCF round, including independent directors with diverse expertise relevant to our mission.
- Implementing a plan to gradually dilute the CEO's voting control as the company raises additional capital and brings on new investors.
- Adopting formal corporate governance policies, including those related to executive compensation, board independence, and shareholder rights.

While the current ownership structure allows for agile decision-making crucial for a startup, we acknowledge the potential risks associated with concentrated control. We are committed to balancing the benefits of founder leadership with the need for diverse perspectives and robust governance as we grow.

We plan to implement an employee stock option plan to attract and retain top talent, which will result in some dilution of the CEO's ownership stake over time. Additionally, future funding rounds will likely introduce new shareholders and further diversify our ownership structure.

humNET is committed to transparency with all stakeholders. We will provide regular updates to our investors on our progress towards implementing these governance changes and any significant shifts in our ownership structure.

While we currently do not have formal executive share ownership requirements due to our early stage, we plan to implement such policies as we grow. These policies will be designed to align executive interests with those of our shareholders and will be clearly disclosed in future proxy statements.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Business Overview

Mission Statement: hūmNET aims to transform moments of isolation into collective empowerment, enabling profound connections with anyone, anywhere, in real time.

Products/Services: hūmNET is a mobile app that allows users to feel deeply connected through mindful micro-events called "humns." These events provide a shared space for users to focus on the same thought, need, hope, feeling, or prayer, fostering a sense of community and support.

Market: Our target market includes individuals seeking meaningful connections, organizations, universities, non-profits, and influencers who can host humns for their communities.

Business Model

Revenue Streams: hūmNET operates on a freemium model, with additional revenue from paying users. We anticipate revenue growth from $200K in year 1 to $45M in year 5.

Pricing Strategy: The app offers free basic access with premium features available for a fee, enhancing user experience and engagement.

Operational Plan

Key Activities: Development and maintenance of the mobile app, user acquisition and engagement, community outreach, and marketing campaigns.

Resources: Critical resources include our proprietary sound engine, haptic feedback technology, and a dynamic user interface designed for emotional resonance.

Management Team

Key Personnel:

- **Darren Mark**: Founder; former VP & Creative Director, created the best-selling sustainable greeting card line in Whole Foods; built an "empathy database" of thousands of people sharing how they would like to be acknowledged and celebrated.
- **Matt Walton**: Chief Operating Officer; successful exits as founder and CEO of technology companies in healthcare, recovery, defense, and public safety industries.

Market Analysis

Industry Overview: The app addresses the growing need for meaningful connections in an increasingly digital world, combating the epidemic of loneliness and its associated economic costs. The global mindfulness meditation application market is expected to grow from US$ 172.3 million in 2024 to US$ 467.6 million by 2034, with a CAGR of 10.5%, indicating strong market potential for hūmNET's unique offering.

humNET's unique model taps into multiple markets, including social connection, addiction support, and university mental health, significantly expanding its potential market size.

Competitive Landscape: humNET's focus on real-time, shared emotional experiences sets it apart from traditional social and mindfulness apps. By addressing multiple use cases, including addiction support and university mental health, humNET is positioned to capture market share across several growing sectors.

Growth Strategy

Short-term Goals: Achieve 65K users in the first year, focusing on recruiting organizers and engaging participants. This aligns with the trend of increasing user adoption, as evidenced by 52 million users downloading the top 10 meditation apps in 2019

Long-term Vision: Scale to 8.6M users by year 5, leveraging organic growth and community-driven engagement. This growth potential is supported by the projected market volume of $7.08 billion by 2028, as well as our multi-faceted approach addressing social connection, addiction support, and university mental health needs.

Financial Projections

Note: Year 1 projections begin after closing our pre-seed round, which will enable us to start hiring and building our platform.

Revenue Forecasts: Projected revenue growth from $27K in year 1 to $35M in year 5. This projection is based on our unique positioning across multiple high-growth markets and our diverse revenue streams.

Financial Projections (Year 1 vs. Year 5):

- **Customer Base**:
  - Year 1: 9,091 customers
  - Year 5: 6,924,301 customers
- **Revenue**:
  - Year 1: $27,620 ($3 per customer)
  - Year 5: $35,921,887 ($5 per customer)

Customer Acquisition:

- Year 1: $8,500 budget, 31 new organizers
- Year 5: $1,600,000 budget, 1,231 new organizers

User Metrics:

- **Churn Rate**: Year 1: 30% | Year 5: 26%
- **Organic User to Organizer Conversion**: Year 1: 10% | Year 5: 13%
- **Average Humn Size**: Year 1: 11 | Year 5: 14

Growth:

- **Organic Growth**: Year 1: 0 | Year 5: 1,318,211 new users
- **New Users per Organizer**: Year 1: 154 | Year 5: 1,807

Costs:

- **COGS Percentage**: Year 1: 27% | Year 5: 23%

Profitability:

- **Projected Net Revenue**: Year 5: $21,230,235

Disclaimer: The financial projections presented herein are based on current assumptions regarding market conditions, business strategy, and operational capabilities. While these projections are intended to provide insight into potential future performance, actual results may differ significantly due to various factors including market dynamics, competition, regulatory changes, and execution risks. Investors should be aware that startups often face uncertainties and challenges that can impact financial outcomes. Therefore, these projections should not be considered guarantees of future performance or results.

Funding Needs: Detail the amount of funding required and how it will be used to achieve your growth targets.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	**$50,000**	**$400,000**
Less: Offering Expenses	$2,775	$16,775
A: 4% Funding Hope Platform Fees	$2,000	$16,000
B: Escrow Fee - fixed cost	$575.00	$575.00
C: Background Check Fee - $100 per	$200.00	$200.00
Net Proceeds	**$47,225**	**$383,225**
Use of Proceeds		
A: Product Development	$28,350.00	$194,600.00
B: Marketing & Community Development	0	$78,500.00
C: Operational Expenses	$18,875	$110,125
Total Use of Proceeds	**$47,225.00**	**$383,225.00**

The net proceeds from this offering will be used as follows:

If Target Offering Amount Sold ($50,000):

- Product Development: $28,350 (60%)

    - Operational Expenses: $18,875 (40%)

If Maximum Amount Sold ($400,000):

- Product Development: $194,600 (50.8%)
- Marketing & Community Development: $78,500 (20.5%)
- Operational Expenses: $110,125 (28.7%)"

Offering Expenses:

1. If Target Offering Amount Sold ($50,000):
    - Funding Hope Platform Fees (4%): $2,000
    - Escrow Fee (fixed cost): $575
    - Background Check Fee ($100 per check): $200
      Total Offering Expenses: $2,775

2. If Maximum Amount Sold ($400,000):
    - Funding Hope Platform Fees (4%): $16,000
    - Escrow Fee (fixed cost): $575
    - Background Check Fee ($100 per check): $200
      Total Offering Expenses: $16,775

<u>Detailed Business Plan</u>

Target Markets:

- **University Mental Health**: Addressing the needs of the 22M US college population, where 75% of students report moderate to severe psychological distress.
- **Caring Professions**: Supporting 22M professionals, including first responders, healthcare workers, and social workers, many of whom suffer from burnout and compassion fatigue.
- **Patients & Family Caregivers**: Providing support for the 53M caregivers in the US who often feel isolated.
- **Substance Use Disorder Community**: Reaching the 46M individuals in the US with substance use disorders, 94% of whom did not receive treatment.

Market Size:

- **Total Addressable Market (TAM)**: $3B, focusing on mobile users currently using meditation and mental health apps.
- **Serviceable Obtainable Market (SOM)**: $375M, targeting university mental health, recovery/substance use disorder, and professional wellness communities.

<u>Distribution and Go-to-Market Strategy</u>

Distribution: hūmNET will be available on iOS and Android platforms, ensuring broad accessibility.

GTM Strategy: Our go-to-market strategy is designed to achieve our projected growth from 9,091 customers in Year 1 to 6,924,301 customers by Year 5 post-funding. We will focus on:

- **University Mental Health**: Direct outreach to counseling and student mental health groups, complemented by trade ads and targeted marketing. We aim to address the needs of the 22M US college population, where 75% of students report moderate to severe psychological distress.
- **Caring Professionals**: Leveraging relationships with healthcare leaders to reach HR departments and trade publications. This targets the 22M professionals, including first responders and healthcare workers, who often suffer from burnout and compassion fatigue.
- **Substance Use Disorder Community**: Growing presence through early adopters and expanding via targeted strategies to reach the 46M individuals in the US with substance use disorders.
- **Patient & Family Caregivers**: Providing support for the 53M caregivers in the US who often feel isolated.

Key Partnerships: To support our growth targets, we are developing partnerships with:

- **Healthcare Provider Systems**: Collaborations with major providers like Kaiser to expand our reach.
- **Insurance Companies**: Offering hūmNET as a supplemental benefit to increase user adoption.
- **Recovery Centers and Professional Associations**: Partnering to enhance community support and drive organic growth.
- **Creator Economy**: Engaging influencers and thought leaders to mobilize their followings and increase our user base.
- **Non-profit Organizations**: Providing new engagement and fundraising tools to expand our community impact.
- **AWS**: Exploring funding and development support from AWS partner developers to enhance our technological capabilities.

Customer Acquisition Strategy: We plan to invest strategically in customer acquisition, starting with a budget of $8,500 in Year 1 post-funding, scaling to $1,600,000 by Year 5. This investment is projected to help us achieve:

- **Year 1**: 31 new organizers through marketing efforts, each bringing an average of 154 new users.
- **Year 5**: 1,231 new organizers, each attracting an average of 1,807 new users.

We also anticipate significant organic growth, projecting 1,318,211 new users through organic channels by Year 5.

This strategy aligns with our financial projections and provides a clear path to achieving our target market penetration and revenue goals.

Note: These projections and strategies are based on our current market analysis and assumptions. Actual results may vary, and we will adapt our approach as necessary to meet market demands and opportunities.

Revenue Model

Freemium Model: 80% of users will use the free version to build network effects. **In-app Purchases**: 12% of users will spend on average $11.99 per year. **Subscriptions**:

- **Tier 1**: $19.99 per year for individual users.
- **Tier 2**: $49.99 per year for small organizations or creators.
- **Tier 3**: $499 per year for large organizations.

Competitive Advantage

First Mover Advantage: hūmNET is the first to market with this novel solution, focusing on real-time, shared emotional experiences. **Comparables**: While similar apps exist (e.g., Headspace, Calm, Talkspace), none focus on the unique connection and community aspects of hūmNET. **Proprietary Knowledge**: Our understanding of how to engage users and bring them back for more is a key differentiator. **Continuous Improvement**: We will use data from our expanding user base to continuously enhance the user experience.

Intellectual Property

All intellectual property (IP) related to hūmNET, including but not limited to trademarks, provisional patents, web assets, and software, has been transferred to humNET, Inc. via an IP transfer agreement. This includes:

1. Trademark: The "hūmNET" trademark, approved by the USPTO (U.S. Serial Number: 97844591).
2. Patents: A provisional utility patent filed with the USPTO. Filing Date: November 13, 2024, establishing a 1-year priority date. Title of invention: System and Method for Facilitating Synchronous Group Focus in Real-Time for Emotional Support and Community Engagement. Application #: 63/720,009
3. Software: All source code, object code, and software related to the hūmNET platform.
4. Web Assets: The hūmNET website and all associated content.
5. Branding Materials: All logos, trademarks, trade dress, and other branding elements.
6. Marketing Materials: All artwork, videos and marketing assets.
7. Web Domains and Servers: humnet.live url; humnet.app url and sub-domains. All back-end hosting accounts, servers, data repositories.
8. Social Media Accounts: Official accounts on Facebook, Instagram, Twitter, and LinkedIn.
9. Future IP: Any future intellectual property rights associated with the hūmNET platform.

Compliance and Security

Data Protection and Privacy Laws:

- **US**: Compliance with the California Consumer Privacy Act (CCPA) and other state-specific regulations.
- **EU**: Compliance with the General Data Protection Regulation (GDPR).

Security Standards: Adherence to industry-standard security practices, guided by organizations like OWASP (Open Web Application Security Project).

Health Information Privacy: While hūmNET is more health and wellness “adjacent,” we are mindful of potential regulatory issues around FDA or HIPAA.

Electronic Communications and Marketing Laws: Compliance with regulations governing electronic communication, such as CAN-SPAM in the U.S.

Terms of Service and User Agreements: Commitment to best practices in outlining transparent terms of service and user agreements, and development and enforcement of community guidelines to maintain a safe, inclusive, and welcoming space for all.

Current Status and Traction

User Engagement: With 450 active users participating in 427 humns this year, we have an NPS score of 75, with 82% indicating they would recommend hūmNET to others or invite others to a humn.

Prototype and Pilots: We have a working prototype in the app store and on Google Play, and have been conducting pilots, user testing, and customer discovery interviews with key groups. We have received LOIs from early adopter organizations, including:

- University Mental Health programs
- Caring Professions: Doctors, nurses, therapists, counselors, veterinarians, first responders
- Substance Use Disorder (SUD) Treatment providers
- Self-help groups
- Political action groups
- Global Health Leaders
- Climate Activist Leaders
- LGBTQ Leaders
- Social media Influencers

Unmet Demand: We have had requests for humns that we have been unable to fulfill due to scalability limitations in the current app, such as a 100-person memorial humn and a 500+ solidarity humn for first responders.

Team

- **Darren Mark**: Founder; former VP & Creative Director, created the best-selling sustainable greeting card line in Whole Foods.
- **Matt Walton**: Chief Operating Officer; successful exits as founder and CEO of technology companies.

- **Jennifer Lansden**: Founder and CEO of Rainbow Chameleon Corp., a technology and operations advisory firm, based in New York. Rainbow Chameleon helps early-stage startups and small businesses make the right decisions to grow and scale their businesses.

Anticipated Investors

- **Community Round via Funding Hope**: $50K to $400K.
- **Green Mountain Accelerator Fund**: Commitment / term sheet of $50K contingent on closing $250K seed round.

Pre-seed Funding

- Fully funded by Darren Mark over 2 years, working on a bootstrap budget with developers from India.
- This included $16,492 via founder's company, The Inventory LLC.

Advisors

- **Craig Westling**: Associate Dean at the Geisel School of Medicine at Dartmouth. Advising us on academic partnerships, burnout, and global health.
- **Eric Richardson**: Harvard BioDesign Lab. Led the team that got the first FDA approved audio medical therapeutic device ever. Advising on intersection of sound and neuroscience.
- **Terri Givens**: Author of Radical Empathy: Finding a Path to Bridging Racial Divides. Professor of Political Science at University of British Columbia, Vancouver. Advising on empathy and community development, social justice.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

1. **Early-Stage Company Risks:** hūmNET is an early-stage company, which inherently carries higher risks due to limited operating history, potential operational challenges, and the need for significant capital to achieve growth. Investors should be aware that early-stage companies often face uncertainties that can impact their success.
2. **Market Acceptance:** hūmNET is introducing innovative solutions, and while we are first to market with this solution, there is no guarantee that our target market will adopt these solutions as expected. Failure to gain market acceptance could adversely affect our revenue projections and overall viability.
3. **Competition:** While we are first to market with this solution, competitors may attempt to copy our innovation. Established competitors may leverage their existing user bases and resources to undermine our market position. This competitive pressure could hinder our growth potential.
4. **Financial Risks:** hūmNET is pre-revenue and will be relying on a successful launch and further funding, making our financial health and projections impossible to guarantee. Investors should recognize that there is a significant risk of total loss of investment if the company fails to achieve its financial objectives.
5. **Regulatory Risks:** hūmNET may face future regulatory hurdles and compliance issues as laws change, which could adversely affect the company or the value of the Securities. While we currently comply with all applicable regulations, changes in legislation could introduce unforeseen future challenges.
6. **Technological Risks:** As a platform reliant on technology, there are risks associated with technological advancement, cybersecurity, and the need for continuous innovation.
7. **Management Team:** The success of hūmNET is heavily reliant on its founder; incapacitation could significantly affect operations and strategic direction. While we recognize this dependency, we are committed to exploring succession planning strategies to mitigate risks associated with key personnel. This includes identifying potential successors and developing leadership within our team to ensure continuity in our operations.
8. **Economic Conditions:** Broader economic conditions could negatively impact hūmNET, including factors like economic downturns, changes in consumer spending, and fluctuations in market conditions.
9. **Intellectual Property:** As a novel, patent-pending platform, there are inherent risks related to intellectual property, including our ability to protect proprietary technology against potential infringement claims.
10. **Operational Risks:** There will be operational risks related to hiring and performance of developers, reliance on the digital supply chain of front-end and back-end platforms, and our ability to scale operations efficiently to meet demand.
11. **Illiquidity:** The Securities are highly illiquid with no public market and no guarantee that one will develop. Exit strategies are speculative (e.g. acquisition or IPO) and there is no guarantee of liquidity, acquisition or future public offering.

THE OFFERING

9. What is the purpose of this offering?

Purpose of the Offering
The primary purpose of this Regulation Crowdfunding (Reg CF) offering is to raise capital to support the growth and development of hūmNET.

Specifically, the funds will be allocated as follows:

- **Product Development**: We aim to enhance and expand the features of the hūmNET platform to ensure that we launch with a scalable V1 release.
- **Community Outreach**: A portion of the funds will be dedicated to early adopter outreach campaigns designed to increase brand awareness and attract new users to the platform. This will involve digital marketing, social media campaigns, and other promotional activities. A separate hire will only be possible if we reach our maximum amount.
- **Operational Expenses**: The funds will help cover day-to-day operational costs, including salaries for our team, office space, and other administrative expenses necessary to keep the business running smoothly.
- **Technology and Infrastructure**: We plan to invest in technology upgrades, server costs, and other infrastructure needs to ensure the platform operates efficiently and securely. This is crucial for maintaining a reliable service for our users.
- **Regulatory Compliance**: Ensuring that hūmNET complies with all relevant regulations is a priority. This may involve legal fees and other compliance-related expenses to navigate the regulatory landscape effectively.
- **Research and Development**: Continuous innovation is key to our success. We will use part of the funds for research and development to improve the platform based on user feedback and market trends.
- **Expansion Plans**: If applicable, we intend to use some of the funds to expand into new markets or regions. This will require additional resources to adapt our platform and marketing strategies to new audiences.

10. How does the issuer intend to use the proceeds of this offering?

Use of Proceeds:

The funds raised through this offering will be crucial for the viability and growth of humNET, Inc., enabling us to achieve key development milestones and establish a strong market presence over the next 12-18 months.

The proceeds from this offering will be utilized for the working capital needs of humNET, Inc., focusing on the following priority areas:

- **Platform Development:** Building the V1 scalable version of the app, including necessary infrastructure and user experience improvements.
- **Team Expansion:**
  - Head of Community / Marketing to forge key partnerships for user acquisition and engagement.
  - Head of Product or CTO and Developer Team to accelerate product development and ensure technical scalability.
- **Operational Support:** Covering essential operational costs to sustain and grow the business.

Excluded Uses:

- Repayment of any delinquent federal or state taxes.
- Equity repurchase from current Company owners.
- Repayment of pre-existing debt.
- Passive real estate investments.

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	**$50,000**	**$400,000**
Less: Offering Expenses	$2,775	$16,775
A: 4% Funding Hope Platform Fees	$2,000	$16,000
B: Escrow Fee - fixed cost	$575.00	$575.00
C: Background Check Fee - $100 per	$200.00	$200.00
Net Proceeds	**$47,225**	**$383,225**
Use of Proceeds		
A: Product Development	$28,350.00	$194,600.00
B: Marketing & Community Development	0	$78,500.00
C: Operational Expenses	$18,875	$110,125
Total Use of Proceeds	**$47,225.00**	**$383,225.00**

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

12. (a) Did the issuer make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206? If so, provide copies of the materials used.

Response: (a) The issuer has not made use of any written communication or broadcast script for testing the waters under the authorization of Rule 241 or Rule 206 within 30 days of the initial filing of the offering statement. However, the issuer may use the crowdfunding platform to test the waters at a later date, once due diligence is completed and the offering is approved. The issuer has used its current website and pitch deck to determine that proceeding with a Regulation Crowdfunding (Reg CF) offering is the best course of action.

(b) How will the issuer complete the transaction and deliver securities to the investors?

Response: (b) The issuer will complete the transaction and deliver securities to the investors through a registered funding portal. Once the offering is successfully closed, the funding portal will facilitate the transfer of funds from investors to the issuer. The securities will then be issued and recorded in the investors' names, and the funding portal will provide confirmation of the transaction to each investor.

12. How can an investor cancel an investment commitment?

An investor may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the issuer's offering materials. During the 48 hours prior to such deadline, an investment commitment may not be cancelled except as provided in the offering materials. If the issuer reaches its target offering amount prior to the deadline, it may conduct a rolling close. In such cases, investors who made commitments after the initial close will be given notice of the new closing date and will have the opportunity to cancel their investment commitment up to 48 hours before the new deadline.

Regulation Crowdfunding allows issuers to engage in a “rolling close” process, which can be particularly useful in a “min/max” offering scenario.

Min/Max Offering: The issuer sets a minimum threshold that must be met for the offering to proceed, but also sets a maximum cap on the total amount to be raised.

Initial Close: Once the minimum threshold is met, the issuer can conduct an initial close, releasing funds to the issuer and notifying investors.

Subsequent Closes: The issuer can continue to accept investments and conduct additional closes until the maximum offering amount is reached. Each subsequent close must comply with Regulation Crowdfunding requirements.

Investor Notification: Rule 304(b) requires that if an offering is closed prior to the deadline identified in the offering materials, the intermediary must:

- Provide at least five business days' notice of the new deadline to potential investors.
- Notify investors who have made commitments of their right to cancel for any reason until 48 hours prior to the new deadline.
- Inform whether the issuer will continue to accept investments during the 48-hour period prior to the new deadline.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

The Offering

The company is offering a Simple Agreement for Future Equity (SAFE) through a Regulation Crowdfunding campaign with the following key terms:

- **Offering Size**: Minimum of $50,000 and maximum of $400,000
- **Investment Vehicle**: Investments will be made through humNET CF SPV, LLC, a Special Purpose Vehicle formed specifically for this offering
- **Rolling Close**: The company may choose to conduct rolling closes during the offering period. In a rolling close:
  - Investors will be notified at least 5 business days in advance of a rolling close.
  - Investors who have committed funds will have the opportunity to cancel their investment up to 48 hours before the announced rolling close date.
  - Funds from investors who do not cancel will be finalized and transferred to the company.
  - The campaign will continue to accept new investments after each rolling close.
- **Conversion**: The SAFE will automatically convert into equity upon a Qualified Financing.
- **Qualified Financing**: Defined as the company raising at least $1 million in new equity capital.
- **Conversion Price**: The lesser of:
  - 80% of the Qualified Equity Financing share price (20% discount)
  - Price per share at $3 million post-money valuation
- **Company Sale:** If a sale occurs before conversion, investors receive the greater of:
  - 1.5x the original investment amount
  - The amount payable if a Qualified Financing occurred at the sale valuation

14. Do the securities offered have voting rights? ☐Yes ☑No

15. Are there any limitations on any voting or other rights identified above? ☐Yes ☑No

Explain: Not applicable, as the SAFE does not confer any voting rights.

16. How may the terms of the securities being offered be modified?

The terms of the securities being offered may be modified as follows:

1. Material Changes: If the issuer makes a material change to the offering terms or other information disclosed to investors, an amendment must be filed with the SEC, and all investors will be notified.
2. Deadline Extensions: In the case of a deadline extension:
   a) For investments that have not yet been closed in a rolling close, investors will be given five business days to reconfirm their investment commitment. If an investor does not reconfirm, their investment will be canceled, and their funds will be returned.
   b) Investments that have already been finalized in a previous rolling close will not be affected by the extension.
3. Other Material Changes: For material changes other than deadline extensions, the same process as in point 2(a) applies to all uncommitted investments.
4. Investor Notification: All potential investors will be notified of any material changes to the offering terms or other key information.
5. Cancellation Rights: For investments not yet closed, investors retain the right to cancel their investment up to 48 hours before the offering deadline or a rolling close, even in the absence of material changes.
6. Closed Investments: Once an investment has been finalized in a rolling close, it cannot be modified or canceled due to subsequent changes in the offering terms.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or

the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term “accredited investor” means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term “member of the family of the purchaser or the equivalent” includes a child, stepchild,
grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law,
father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and
includes adoptive relationships. The term “spousal equivalent” means a cohabitant occupying a
relationship generally equivalent to that of a spouse.

Description of Issuer’s Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock	0	0	☐ Yes ☐ No	☐ Yes ☐ No
Common Stock	10,000,000	5,000,000	☒ Yes ☐ No	☒ Yes ☐ No
Debt Securities	0	0	☐ Yes ☐ No	☐ Yes ☐ No
Other	0	0	☐ Yes ☐ No	☐ Yes ☐ No

Warrants: *0*______________
Options: *0*______________
Other Rights: *None*______________

Additional Information:

The company has received a term sheet from Green Mountain Accelerator Fund, LLC (GMAF) for a $50,000 investment in the form of a Simple Agreement for Future Equity (SAFE). This SAFE is contingent on the company raising at least $200,000 from other new investors, including crowdfunding investors, with the same security. The SAFE terms include:

1. Automatic conversion upon a Qualified Financing (raising at least $1 million of new equity capital).
2. Conversion price: The lesser of (a) 80% of the Qualified Equity Financing share price or (b) the price per share at a $3 million post-money valuation.
3. Company Sale provision: 1.5x the original purchase amount or the amount payable if a Qualified Financing occurred at the sale valuation, whichever is greater.

This SAFE, if executed, would represent a potential future claim on the company's equity but is not currently outstanding or authorized.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Answer: N/A. Currently, there is only one class of security (common stock) issued.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒No

Explain: N/A. There is only one class of security currently issued.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

Answer: As the sole principal shareholder, any future exercise of rights (such as voting rights) could potentially affect new investors. However, the impact would be limited by standard corporate governance practices and any future agreements with new investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

Answer: The current valuation of the company is based on the term sheet received from Green Mountain Accelerator Fund (GMAF), which proposes a $3 million valuation cap. This valuation serves as a starting point for the current offering.

For future valuations, the company may use various methods depending on its stage of development and available financial data. These methods could include:

1. Comparable Company Analysis: Comparing the company's metrics to those of similar public or recently acquired companies in the same industry.
2. Discounted Cash Flow (DCF) Analysis: Projecting future cash flows and discounting them back to present value.
3. Revenue or EBITDA Multiples: Applying industry-standard multiples to the company's revenue or earnings before interest, taxes, depreciation, and amortization.
4. Milestone-Based Valuation: Adjusting the valuation based on the achievement of specific business or technical milestones.
5. Venture Capital Method: Estimating the company's exit value and working backwards to determine the current value.

The actual method used for future valuations will depend on the company's growth, financial performance, and market conditions at the time of valuation. Any subsequent corporate actions, such as additional funding rounds or potential acquisitions, would also take into account the company's progress and market dynamics at that time.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Answer: Minority shareholders may have limited influence over company decisions and may be subject to dilution in future funding rounds. Their interests may not always align with those of majority shareholders.

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

Answer: Future issuances of securities could dilute ownership. Repurchases could affect stock liquidity. A sale of the issuer or its assets could result in a change of control or business direction. Related party transactions could potentially be on less favorable terms than arm's length transactions.

24. Describe the material terms of any indebtedness of the issuer:

Answer: N/A. The issuer currently has no material indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?

Answer: N/A. The issuer has not conducted any other exempt offerings within the past three years.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

☒ Yes ☐ No

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Darren W. Mark	Founder / CEO	Transfer of R&D assets from LLC	$16,492

Additional Explanation:

Prior to the formation of hūmNET, Inc. (the "Company"), all research and development activities for the humNET project were conducted through The Invèntory, LLC, an LLC owned by Darren Mark. Upon formation of the Company, these R&D assets were transferred to the new entity. The value listed represents the estimated fair market value of the transferred R&D assets based on the total R&D expenses incurred by the LLC that were directly related to the humNET project.

This transaction was conducted to consolidate all humNET-related intellectual property and development work under the newly formed corporation. The transfer was made in exchange for founder's shares in the Company, as reflected in the current capitalization table.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

humNET, Inc. is a newly formed corporation with no significant operating history. The company was incorporated on January 26, 2024, to further develop and commercialize the humNET project, which was previously researched and developed under The Inventory, LLC.

Financial Milestones:

1. Initial capitalization: The company has been initially capitalized with 5,000,000 shares of common stock issued to the founder, Darren Mark, in exchange for the transfer of intellectual property and R&D assets from The Inventory, LLC.
2. Current funding round: The company is seeking to raise up to $400,000 through this Regulation Crowdfunding offering.

Liquidity and Capital Resources:

As a pre-revenue startup, the company's current liquidity is limited. The primary sources of capital to date have been:

1. The founder's investment of time and resources through The Inventory, LLC, which conducted the initial R&D for the humNET project.
2. Personal funds deposited by the founder, Darren Mark, into the humNET, Inc. bank account to cover initial operating costs. As of 10/30/2024, the founder has contributed $5,000 to cover expenses such as crowdfunding video production, website, software, app maintenance, professional services, and office expenses.

3. Fully funded by Darren Mark over 2 years, working on a bootstrap budget with developers from India. This included $16,492 via the founder's company, The Inventory LLC.

The proceeds from this offering will be the company's first significant external influx of capital. These funds are crucial for scaling our operations and advancing our product development beyond the initial stages funded by the founder. See question 10 for the Use of Proceeds section.

Operational Challenges:

As a startup in the mindfulness, meditation, wellness, and social connection space, we face several challenges:

- Developing a Robust and Scalable Technology Platform: Building a platform that can handle user growth while providing a seamless experience is critical to our success.
- Attracting and Retaining a Skilled Workforce: Finding talent with the right skills and experience in technology and wellness sectors is essential for our growth.
- Navigating Regulatory Requirements: Understanding and complying with regulations in our target markets can be complex, especially as we scale.
- Achieving Product-Market Fit and Gaining User Adoption: It is crucial to ensure that our product meets the needs of users and that we effectively communicate its value to drive adoption.

Future Outlook:

While we do not have historical financial results to report, we believe that the successful completion of this funding round will position us to achieve significant developmental milestones. Our focus will be on efficient capital utilization to bring our product to market and establish a foundation for future growth.

Additional Funding:

Depending on our progress and market conditions, we may seek additional funding in the future through various means such as equity financing, convertible notes, or strategic partnerships. However, there is no guarantee that such funding will be available on favorable terms, if at all.

The company does not currently have any lines of credit or required shareholder contributions beyond the initial capitalization.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Financial Statement, reviewed by a public accountant, is attached at the end of this form.

LEGAL PROCEEDINGS

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security? ☐ Yes ☒ No
(ii) involving the making of any false filing with the Commission? ☐ Yes ☒ No
(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☒ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance

commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☒ No

(B) engaging in the business of securities, insurance or banking? ☐ Yes ☒ No

(C) engaging in savings association or credit union activities? ☐ Yes ☒ No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☒ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☒ No

(ii) places limitations on the activities, functions or operations of such person? ☐ Yes ☒ No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☒ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☒ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☒ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☒ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, we are providing the following additional material information:

(1) Website: The company has established a website at www.humnet.live. This website provides potential investors with additional information about our platform, mission, and how it works.

(2) Crowdfunding Platform: Our offering is being hosted on fundinghope.com. Potential investors can find detailed information about our company and the terms of the offering on this platform.

(3) Promotional Video: We have created a promotional video for humnet.live. The video content includes:

(a) Description of material content:
- An explanation of the problem humnet.live aims to solve

- A detailed description of our solution
- Testimonials from early users or partners
- An overview of how the platform works
- The potential impact and benefits of using the humNET app and platform.

(b) Format of disclosure:
The video is presented in a digital video format, accessible through our website (humnet.live) and our crowdfunding campaign page on fundinghope.com.

(c) Transcript:
A full transcript of the video is available upon request. The transcript provides a word-for-word account of the video's content, including all explanations, testimonials, and descriptions of how the platform works.

This additional material information is provided to give potential investors a more comprehensive understanding of our business and the opportunity we present. We believe this information is necessary to provide a complete and accurate picture of our company and its prospects.


hūmNET
transforming human connection

Financial Statements

As of September 30, 2024 and for the period from

January 22, 2024 through September 30, 2024

humNet, Inc.
Financial Statements
September 30, 2024
Table of Contents



Independent Accountant's Review Report

To the Board of Directors of humNET, Inc.

We have reviewed the accompanying financial statements of humNET, Inc., which comprise the balance sheet as of September 30, 2024, and the related statements of income, changes in stockholders' equity, and cash flows for the period beginning January 22, 2024 and ended September 30, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

V. Tkach, CPA PLLC

V. Tkach, CPA PLLC
Fort Mill, South Carolina
November 8, 2024

humNET Inc.
Balance Sheet
As of September 30, 2024

ASSETS		
Current assets:		
Cash and cash equivalents	$	504
Total current assets		**504**
Total assets	**$**	**504**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities:		
Total current liabilities	$	-
Toal liabilities	**$**	**-**
Shareholder's equity		
Common stock and additional paid in capital, $0.00001 par value: 10,000,000 shares authorized; 5,000,000 shares issues and outstanding		3,000
Current year loss		(2,496)
Total Shareholder's equity		**504**
Total liabilities and shareholder's equity	**$**	**504**

humNET Inc.
Income Statement
From January 22, 2024 through September 30, 2024

Revenues	**$ -**
Direct Costs	**-**
Gross Margin	**-**
Operating Expenses:	
Advertising	1,990
Office expense	143
Small equipment	120
Training	98
Software	78
Travel	29
Other	41
Total Operating Expenses	**2,499**
Net Operating Loss	**(2,499)**
Other Income:	
Interest income	3
Total Other Income (Expense) - net	**3**
Net Loss	**$ (2,496)**

humNET Inc.
Statement of Changes in Shareholder's Equity
From January 22, 2024 through September 30, 2024

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance as of January 22, 2024	$ -	$ -	$ -	$ -
Shareholder contributions	50	2,950	-	**3,000**
Net loss	-	-	(2,496)	**(2,496)**
Balance as of September 30, 2024	**$ 50**	**$ 2,950**	**$ (2,496)**	**$ 504**

See notes to financial statements

humNET Inc.
Statement of Cash Flows
From January 22, 2024 through September 30, 2024

Cash Flow from Operating Activities:		
Net Loss	$	(2,496)
Net Cash used in Operating Activities		**(2,496)**
Cash Flow from Investing Activities:		**-**
Cash Flow from Financing Activities:		
Issuance of Common Stock		50
Paid in Capital from Shareholder		2,950
Net Cash provided by Financing Activities		**3,000**
Net increase in Cash		**504**
Cash as of January 22, 2024		-
Cash as of September 30, 2024	**$**	**504**

1. Company Background

humNET, Inc. (the Company) is Delaware corporation established in January 2024.

The Company is developing an application called hūmNET. hūmNET is a platform designed to provide real-time emotional support and connection, targeting user groups such as college students, healthcare professionals, and first responders. We intend to generate revenue through subscription fees, partnerships with educational and healthcare institutions, and targeted advertising.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The Company's fiscal year ends on December 31, whereas the financial statements reflect the financial position and results of operations for an interim period, as of and ending on September 30, 2024.

Revenue Recognition

The Company recognizes revenue in accordance with **ASC 606**, "Revenue from Contracts with Customers," which requires revenue to be recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.
Revenue is primarily derived from the following sources:

- **Subscription Revenue**: The Company offers subscription-based mobile applications and services. Subscriptions are billed on a recurring basis (monthly or annually) and revenue is recognized ratably over the subscription period, which is typically (1 month or 1 year). The subscription revenue is recognized on a straight-line basis, reflecting the transfer of services over time. The Company defers revenue for any amounts billed in advance of service delivery and recognizes it over the period the service is provided.

- **In-App Purchases**: The Company generates revenue from users who make in-app purchases within its mobile applications. Revenue from in-app purchases is recognized at the point in time the transaction is completed, which is when the customer gains access to the purchased virtual goods or services. This revenue is recognized in full upon completion of the purchase.

2. Basis of Presentation and Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

- **Advertising Revenue**: The Company earns revenue from advertising displayed within its mobile apps, including display ads, video ads, and sponsored content. Advertising revenue is recognized when the ads are delivered to users, which is typically when the ad is shown or interacted with, in accordance with the terms of the advertising agreement. The Company uses various third-party ad networks and platforms to serve these ads, and revenue is recognized based on the number of impressions or clicks, as specified in the agreement.

The Company recognizes revenue net of any taxes collected from customers, such as sales tax, which is not part of the Company's revenue.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term, highly liquid investments with original maturities of three months or less. These short-term investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

As of September 30, 2024, cash and cash equivalents include balances held in bank accounts and short-term investments such as money market funds and certificates of deposit with maturities of three months or less. The carrying amounts of cash and cash equivalents approximate their fair value due to their short-term nature.

The Company maintains cash accounts with financial institutions, and at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk with respect to cash and cash equivalents.

Research and Development Costs

Research and development ("R&D") costs, which include the costs associated with designing, developing, and testing the mobile applications, are expensed as incurred in accordance with ASC 730. These costs primarily consist of personnel-related expenses, software development tools, and outsourced development services.

2. Basis of Presentation and Significant Accounting Policies (Continued)

Income Taxes

The Company accounts for income taxes under ASC 740, "Income Taxes." Deferred tax assets and liabilities are recognized for the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities. The Company provides a valuation allowance to reduce deferred tax assets to the amount expected to be realized.

Use of Estimates

The preparation of the Company's financial statements in accordance with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosures of contingent assets and liabilities. These estimates are based on management's best judgment and historical experience, as well as other factors that are believed to be reasonable under the circumstances.

Significant estimates made by management include, but are not limited to:

- **Revenue Recognition:** Estimating the amount and timing of revenue recognized, particularly in relation to subscriptions, in-app purchases, and advertising revenues.

- **Income Taxes:** Estimating deferred tax assets and liabilities, including the recognition of valuation allowances to the extent it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Actual results could differ from those estimates, and such differences could have a material impact on the Company's financial position, results of operations, and cash flows. The Company periodically evaluates its estimates and assumptions and adjusts them as necessary based on current information and changing circumstances.